SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER O-21178

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-KSB |_|Form 11-K |_|Form 20-F |X|Form 10-QSB
             |_|Form N-SAR

FOR PERIOD ENDING: SEPTEMBER 30, 1999

|_| Transition Report on Form 10-K |_|Transition Report on Form 10-Q |_|Transition Report on Form 20-F |_|Transition Report on Form N-SAR |_|Transition Report on Form 11-K

                        FOR THE TRANSITION PERIOD ENDED:

           READ THE ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the

                              NOTIFICATION RELATES:

                                     PART I

                             REGISTRANT INFORMATION

              FULL NAME OF REGISTRANT UNITED TEXTILES & TOYS CORP.
                           Former name if applicable

           ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                            1385 BROADWAY, SUITE 814
               CITY, STATE AND ZIP CODE NEW YORK, NEW YORK 10018

                         PART II. RULE 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


[X]       (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b) The subject annual report,  semi-annual report,  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]       (c) The  accountant's  statement  or other  exhibit  required  by Rule
     12b-25(c) has been attached is applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     The Company's subsidiary, Play Co. Toys & Entertainment Corp. ("Play Co."), has been unable to finalize its September 30, 1999 financial statements. Accordingly, the Company requires an additional period of time in which to complete its 10-QSB.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Marie Cocchiaro, Esq., Millennium Ventures Law Group, General Counsel                 (925)             934-9531
                                  (Name)                                         (Area Code)         (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     |X|Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     |X|Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          UNITED TEXTILES & TOYS CORP.
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE 11/16/99                   BY /S/ ILAN ARBEL
                                       Ilan Arbel, President

     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                             PART IV (3) EXPLANATION

     In response to Part IV(3), the registrant wishes to advise that the Company expects a net loss of approximately $450,000 for the quarter ended September 30, 1999 as opposed to the $191,788 net loss for the corresponding period in fiscal 1998. This loss can be attributed directly to Play Co. since the Company is a holding company without operations of its own, and Play Co.'s significant change in results of operations results in a likewise significant change in the results of operations for the Company.